SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Joint Announcement dated September 09, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: September 14, 2005	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability) (Stock Code: 0008)	(Incorporated in the Cayman Islands with limited liability) (Stock Code: 0866)

MANDATORY UNCONDITIONAL CASH OFFER
by
CITIGROUP GLOBAL MARKETS ASIA LIMITED
for and on behalf of
PCCW MOBILE HOLDING NO. 2 LIMITED
a wholly-owned subsidiary of PCCW LIMITED
TO ACQUIRE ALL THE ISSUED SHARES IN THE CAPITAL OF
SUNDAY COMMUNICATIONS LIMITED
 (OTHER THAN THOSE SHARES ALREADY OWNED BY
PCCW MOBILE HOLDING NO. 2 LIMITED)
AND TO CANCEL ALL OUTSTANDING SHARE OPTIONS OF
SUNDAY COMMUNICATIONS LIMITED

CLOSE OF THE OFFER

The Offer made for and on behalf of the Offeror by Citigroup Global Markets Asia Limited closed at 4:00 p.m. on Friday, 9th September, 2005.

As at 4:00 p.m. on 9th September, 2005, the Offeror owned in aggregate 2,372,672,256 Shares, representing approximately 79.35% of the issued share capital of SUNDAY. In addition, all Outstanding Share Options to subscribe Shares in SUNDAY have either been cancelled or have lapsed.

Following the closing of the Offer, approximately 20.65% of the Shares are held by the public. Accordingly, SUNDAY has made an application to the Stock Exchange for a waiver under Rule 8.08(1)(c) of the Listing Rules by the Stock Exchange from compliance with Rule 8.08(1)(a) of the Listing Rules for a period of one month from the date of this announcement. PCCW and SUNDAY will each use their respective best endeavours to take appropriate steps, as soon as practicable following the closing of the Offer, to address SUNDAY’s public float, in view of the requirements of Rule 8.08(1)(a) of the Listing Rules that at least 25% of SUNDAY’s total issued share capital must at all times be held by the public.

It is the intention of PCCW that SUNDAY will continue the existing principal business of SUNDAY after the closing of the Offer.

Reference is made to the joint announcements of PCCW and SUNDAY dated 22nd June, 2005, 7th July, 2005, 29th July, 2005 and 26th August, 2005, and the composite offer document dated 8th July, 2005 (“Composite Offer Document”). Unless otherwise defined herein, capitalized terms and expressions shall have the same meanings as used in the Composite Offer Document.

INTRODUCTION

On 22nd June, 2005, the Offeror announced that Citigroup Global Markets Asia Limited made the Offer for and on behalf of the Offeror, following the acquisition of 1,790,134,000 Shares representing approximately 59.87% of the issued share capital of SUNDAY.

On 29th July, 2005, the Offeror announced that the time for accepting the Offer had been extended and would remain open for acceptance until further notice.

On 26th August, 2005, the Offeror announced that the Offer would close at 4:00 p.m. on Friday, 9th September, 2005.

CLOSE OF THE OFFER

The Offer closed at 4:00 p.m. on Friday, 9th September, 2005.

On 22nd June, 2005, being the date of the announcement of the Offer by the Offeror, the Offeror and parties presumed under the Takeovers Code to be acting in concert with the Offeror, beneficially owned 1,815,115,000 Shares, representing approximately 60.71% of the issued share capital of SUNDAY.

As at 4:00 p.m. on 9th September, 2005, the Offeror has received valid acceptances of the Offer in respect of 582,538,256 Shares, including 24,981,000 Shares owned by parties presumed under the Takeovers Code to be acting in concert with the Offeror, representing approximately 19.48% of the issued share capital of SUNDAY. In addition, all Outstanding Share Options to subscribe Shares in SUNDAY have either been cancelled or have lapsed.

As a result, as at 4:00 p.m. on 9th September, 2005, the Offeror owned in aggregate 2,372,672,256 Shares, representing approximately 79.35% of the issued share capital of SUNDAY.

Following the closing of the Offer, approximately 20.65% of the Shares are held by the public. Accordingly, SUNDAY has made an application to the Stock Exchange for a waiver under Rule 8.08(1)(c) of the Listing Rules by the Stock Exchange from compliance with Rule 8.08(1)(a) of the Listing Rules for a period of one month from the date of this announcement. PCCW and SUNDAY will each use their respective best endeavours to take appropriate steps, as soon as practicable following the closing of the Offer, to address SUNDAY’s public float, in view of the requirements of Rule 8.08(1)(a) of the Listing Rules that at least 25% of SUNDAY’s total issued share capital must at all times be held by the public.

Further, under the Listing Rules, for so long as less than 25% of the Shares are held by the public, the Stock Exchange will monitor closely all trading in Shares to ensure a false market in Shares does not develop and may suspend the Shares if there is any unusual price movement.

It is the intention of PCCW that SUNDAY will continue the existing principal business of SUNDAY after the closing of the Offer.

By Order of the Board	By Order of the Board
PCCW Limited	SUNDAY Communications Limited
Hubert Chak	Raymond Wai Man Mak
Company Secretary	Company Secretary

Hong Kong, 9th September, 2005

As at the date of this announcement, the directors of PCCW are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman);
Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta;
The Hon Raymond George Hardenbergh Seitz

As at the date of this announcement, the directors of SUNDAY are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man, Gary; Hui Hon Hing, Susanna; Kwok Yuen Man, Marisa

Non-Executive Director:
Hongqing Zheng

Independent Non-Executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen

The directors of PCCW jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than relating to SUNDAY and/or its subsidiaries) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than relating to SUNDAY and/or its subsidiaries) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to PCCW and/or the Offeror the omission of which would make any statements in this announcement (other than relating to SUNDAY and/or its subsidiaries) misleading.

The directors of SUNDAY jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than relating to PCCW and/or the Offeror) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than relating to PCCW and/or the Offeror) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement (other than relating to PCCW and/or the Offeror) the omission of which would make any statements in this announcement (other than relating to PCCW and/or the Offeror) misleading.